TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PARLUX FRAGRANCES, INC.
                            (Name of Subject Company)

                         QUALITY KING DISTRIBUTORS, INC.
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    701645103
                      (CUSIP Number of Class of Securities)


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                             ALFRED R. PALIANI, ESQ.
                         QUALITY KING DISTRIBUTORS, INC.
                                2060 NINTH AVENUE
                              RONKONKOMA, NY 11779
                            TELEPHONE: (631) 439-2000

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          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                             Geoffrey Etherington II
                                 D. Roger Glenn
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                            Telephone (212) 308-4411
                            Facsimile (212) 308-4844


                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
    Not applicable                                           Not applicable


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   Not applicable.         Filing party: Not applicable.
Form or registration no.: Not applicable.         Date filed: Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]  third-party tender offer subject to Rule 14d-1.
  [ ]  issuer tender offer subject to Rule 13e-4.
  [X]  going-private transaction subject to Rule 13e-3.
  [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


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Items 1 through 11.

Not applicable.

Item 12.  Exhibits.

(a)(1)(A) Text of News Release issued by Quality King Distributors, Inc. on June 13, 2003.

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Exhibit Index

(a)(1)(A) Text of News Release issued by Quality King Distributors, Inc. on June 13, 2003.

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                                                               Exhibit (a)(1)(A)
                                                               Press Release